EXHIBIT 99.18

Emerald Completes Issuance of Shares in Lieu of Cash Due for Verdélite Acquisition

VANCOUVER, British Columbia, May 27, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) today announced that the vendors (the "Vendors") of Verdélite Sciences, Inc. and Verdélite Property Holdings, Inc. (collectively, "Verdélite") have received 2,129,707 shares of Emerald (the "Shares") in lieu of $7.5 million of the $22.5 million they were to receive as the final payment for their shares of Verdélite. Each Share was valued at $3.5216, the five-day volume-weighted average price of the common shares of Emerald on the TSX Venture Exchange (the "TSXV"), discounted 10%, calculated as of April 30, 2019. The agreement to receive shares in lieu of cash was previously announced by the Company on May 1, 2019.

Issuance of the Shares was subject to approval from the TSXV, which was received on May 13, 2019. The Shares are subject to a hold period of four months and one day.

Separately, Punit Dhillon has temporarily stepped down as a director of the Company in order to potentially expedite Emerald license applications to Health Canada while Health Canada processes Mr. Dhillon’s previously submitted normal course application for security clearance to meet the requirements for company directors under the Cannabis Act. Mr. Dhillon will continue to serve as an observer to Emerald’s Board of Directors and will be reappointed as a director upon his security clearance being finalized.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1000 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include receipt of licenses and security clearance; expansion of facilities; and receipt of hemp deliveries.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.